UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 42)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

629377508
(CUSIP Number of Class of Securities)

Michael R. Bramnick
Senior Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 42 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange all outstanding shares of NRG common stock for shares of Exelon common stock. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 1.	Subject Company Information.

“Item 1. Subject Company Information — Securities” on page 2 of the Statement is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this Statement relates is NRG’s common stock, par value $0.01 per share (“NRG Common Stock”). As of July 7, 2009, there were 265,300,015 shares of NRG Common Stock outstanding, an additional 12,523,953 shares of NRG Common Stock reserved for issuance under NRG’s equity compensation plans, of which 5,201,720 shares of NRG Common Stock were issuable upon the exercise of outstanding options granted pursuant to such plans (of which 2,862,448 were then exercisable), and 1,904,2494 shares of NRG Common Stock were issuable or otherwise deliverable in connection with the exercise or vesting of other equity awards of NRG. In addition, as of July 7, 2009, NRG had 250,000 shares of 3.625% Convertible Perpetual Preferred Stock (the “3.625% Preferred Stock”) and 419,769 shares of 4% Convertible Perpetual Preferred Stock (the “4% Preferred Stock”). Both series of NRG preferred stock are convertible into NRG Common Stock, subject to the terms and conditions applicable to each such series.

Item 2.	Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Persons — Offer” on pages 2 to 7 of the Statement is hereby amended and restated in its entirety as follows:

Offer

The Original Offer

On November 12, 2008, Exelon, through its wholly owned subsidiary, Exelon Xchange Corporation (“Exelon Exchange”), commenced an unsolicited offer (the “Original Offer”) to exchange each outstanding share of NRG Common Stock for 0.485 of a share of Exelon common stock, without par value (the “Exchange Ratio”), upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, originally dated November 12, 2008 (as amended and supplemented to date, the “Exchange Offer”) and (2) the related Letter of Transmittal. In addition, holders of NRG Common Stock whose shares are exchanged in the Original Offer will receive cash instead of any fractional shares of Exelon Common Stock to which they may be entitled. Exelon and Exelon Xchange filed a Tender Offer Statement on Schedule TO (as amended and supplemented to date, the “Schedule TO”) with the SEC on November 12, 2008 and a Registration Statement on Form S-4 (as amended and supplemented to date, the “Registration Statement”) relating to securities to be issued in connection with the Original Offer, to which the Exchange Offer forms a part. The Original Offer was initially scheduled to expire on January 6, 2009, but Exelon extended the expiration date to February 25, 2009, then to June 26, 2009, and most recently to August 21, 2009.

The Revised Offer

On July 2, 2009, Exelon issued a press release and held a conference call announcing that it had increased the Exchange Ratio to 0.545 of a share of Exelon common stock (the “Revised Offer”). The Revised Offer is otherwise subject to the same terms and conditions as the Original Offer. Either the Original Offer or the Revised Offer is referred to in this Statement as the Offer.

Purpose of the Offer

The purpose of the Offer as stated by Exelon is to acquire control of, and ultimately the entire equity interest in, NRG. Exelon has also indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG (the “Second-Step Merger”). Under the Delaware General Corporation Law (“DGCL”), if Exelon acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each class of capital stock of NRG entitled to vote on the Second-Step Merger, including the 4% Preferred Stock, Exelon would be able to approve the Second-Step Merger without a vote of the board of directors of NRG (the “NRG Board”) or the other stockholders of NRG. If Exelon does not acquire at least 90% of the outstanding shares of each class of capital stock of NRG entitled to vote on the Second-Step Merger, subject to Section 203 of the DGCL, the Second-Step Merger must be approved by the NRG Board and the affirmative vote of stockholders of NRG holding a majority of the outstanding shares of NRG capital stock entitled to vote on such merger, including NRG Common Stock and any shares of NRG preferred stock entitled to vote with NRG Common Stock on such merger. Subject to Section 203 of the DGCL, if Exelon acquired, pursuant to the Offer or otherwise, at least a majority of the outstanding shares of NRG capital stock entitled to vote on the Second-Step Merger, Exelon would, subject to approval of the NRG Board, have sufficient voting power to approve the Second-Step Merger without the affirmative votes of any other stockholder of NRG. Exelon has also indicated that, the Second-Step Merger will be followed by a merger of NRG, the surviving corporation in the Second-Step Merger, with and into Exelon or a wholly-owned subsidiary of Exelon, unless Sidley Austin LLP, counsel to Exelon, is able to render an opinion at the time of the Second-Step Merger that the Offer and the Second-Step Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to the Offer

According to the Exchange Offer, Exelon’s obligation to exchange shares of Exelon common stock for NRG Common Stock pursuant to the Offer is subject to numerous conditions, including the following:

•	the “Minimum Tender Condition” — stockholders of NRG shall have validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of NRG Common Stock that, when added to the shares of NRG Common Stock then owned by Exelon, Exelon Xchange and Exelon’s other subsidiaries, shall constitute at least a majority of the then outstanding shares of NRG Common Stock on a fully-diluted basis;

•	the “Section 203 Condition” — the NRG Board shall have approved, in a manner reasonably satisfactory to Exelon, the Offer and the Second-Step Merger or any other business combination between NRG and Exelon (and/or any of Exelon’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Exelon shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict the Offer, the Second-Step Merger or any such business combination;

•	the “Competition Condition” — any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or shall have been terminated prior to the expiration of the Offer; further, the Offer shall not be the subject of any injunction or order secured by the Department of Justice, Federal Trade Commission, or any other governmental authority barring the acceptance of shares of NRG Common Stock for exchange in the Offer;

•	the “Regulatory Approvals Condition” — final orders of each of Federal Energy Regulatory Commission under the Federal Power Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Public Utilities Commission and the Public Utility Commission of Texas approving the consummation of the Offer and, in some jurisdictions, the Second-Step Merger, and siting approvals, if required in other states, shall have been obtained by Exelon prior to the expiration of the Offer;

•	the “Registration Statement Condition” — the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Exelon shall have received all necessary state securities law or “blue sky” authorizations;

•	the “Shareholder Approval Condition” — the shareholders of Exelon shall have approved the issuance of shares of Exelon common stock pursuant to the Offer and the Second-Step Merger in accordance with the rules of the New York Stock Exchange (the “NYSE”);

•	the “Preferred Stock Condition” — Exelon or one of its affiliates shall have made or entered into arrangements that, in the reasonable judgment of Exelon, ensure that at least 66 2/3% of the shares of NRG’s 3.625% Preferred Stock will vote in favor of the Second-Step Merger and/or any other business combination involving NRG and Exelon and/or one of its affiliates or otherwise be reasonably satisfied that none of the shares of NRG’s 3.625% Preferred Stock will be outstanding as of the record date to vote on the Second-Step Merger and/or any other business combination involving NRG and Exelon; and

•	the “NYSE Listing Condition” — the shares of Exelon common stock to be issued to stockholders of NRG in the Offer shall have been authorized for listing on the NYSE, subject to official notice of issuance.

The Exchange Offer states that notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Exelon’s and Exelon Xchange’s right to extend and amend the Offer at any time, in their discretion, neither Exelon nor Exelon Xchange shall be required to accept for exchange any shares of NRG Common Stock tendered pursuant to the Offer or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Exelon’s and Exelon Xchange’s obligation to exchange for or return tendered shares of NRG Common Stock promptly after termination or expiration of the offer)), make any exchange for shares of NRG Common Stock, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the offer, in the reasonable judgment of Exelon, any one or more of the Minimum Tender Condition, the Section 203 Condition, the Competition Condition, the Regulatory Approval Condition, the Preferred Stock Condition or the NYSE Listing Condition shall not have been satisfied, or (ii) at any time on or after November 12, 2008 and prior to the expiration of the Offer, any of the conditions described in paragraphs (a) through (f) below exists:

(a) together with paragraph (c) below, the “Legal Condition” — there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body or any regional transmission organization (each of which is referred to in this Statement as a “Governmental Authority”): (1) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of or terms of the Offer, the acceptance for exchange of any or all of the shares of NRG Common Stock by Exelon, Exelon Xchange or any affiliate of Exelon or the terms of any arrangements with holders of NRG’s 3.625% Preferred Stock or any actions contemplated thereby; (2) seeking to obtain material damages in connection with the offer or the Second-Step Merger; (3) seeking to, or which in the reasonable judgment of Exelon is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by NRG, Exelon or any of their affiliates of all or any of the business or assets of NRG, Exelon or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel NRG, Exelon or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of NRG, Exelon or any of their affiliates (other than any shares of NRG Common Stock or any assets that may be divested in accordance with Exelon’s regulatory divestiture plan, which contemplates the divestiture of generation plants in ERCOT and PJM East totaling approximately 3,400 MW of generation capacity and approximately 1,200 MW of generation capacity under power purchase agreements in an effort to address any concern relating to the market power of the combined company); (4) seeking, or which in the reasonable judgment of Exelon is reasonably likely to result in, individually or in the aggregate, any significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG; or (5) which in the reasonable judgment of Exelon may otherwise prevent, adversely affect or materially delay consummation of the offer, the Second-Step Merger or the ability of Exelon to conduct the Proxy Solicitation;

(b) the “No Diminution of Benefits Condition” — any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority shall contain terms that, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG; or (2) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority other than those referred to or described in the Registration Statement in the section captioned “The Offer — Regulatory Approvals” shall not have been obtained, and the failure to obtain such final order, approval, permit, authorization, waiver, determination, favorable review or consent, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG;

(c) there shall have been action taken, or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Exelon, NRG or any subsidiary or affiliate of Exelon or NRG or (2) the Offer, the Second-Step Merger or any other business combination with NRG, by any legislative body or Governmental Authority with appropriate jurisdiction, other than those referred to or described in the Registration Statement in the section captioned “The Offer — Regulatory Approvals”, that in the reasonable judgment of Exelon is reasonably likely to result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above;

(d) the “No Material Adverse Effect Condition” — any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring after November 12, 2008, that is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of NRG or any of its affiliates;

(e) the “No Material Change Condition” — NRG or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of NRG Common Stock or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of NRG Common Stock or other securities, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of NRG Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of NRG Common Stock pursuant to, and in accordance with, the publicly disclosed terms in effect prior to November 12, 2008 of employee stock options or other equity awards or NRG preferred stock, in each case publicly disclosed by NRG as outstanding prior to November 12, 2008), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of NRG, (5) other than cash dividends required to be paid on the shares of NRG preferred stock that have been publicly disclosed by NRG as outstanding prior to November 12, 2008, solely as required by the terms of such preferred stock as publicly disclosed prior to November 12, 2008, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of NRG including by adoption of a stockholders rights plan which has not otherwise been terminated or rendered inapplicable to the Offer and the Second-Step Merger prior to the expiration of the offer, (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Exelon, burdensome covenants or security provisions, (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of NRG or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Exelon’s reasonable judgment, has or may have material adverse significance with respect to either the value of NRG or any of its subsidiaries or affiliates or the value of the shares of NRG Common Stock to Exelon or any of its subsidiaries or affiliates, or (9) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Exelon becomes aware that NRG or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to November 12, 2008 and such amendment would adversely affect Exelon’s ability to consummate the offer or limit Exelon’s full rights of ownership or operation of NRG or one of its subsidiaries following completion of the offer or the second-step merger; or

(f) Exelon or any of its affiliates enters into a definitive agreement or announces an agreement in principle with NRG providing for a merger or other business combination with NRG or any of its subsidiaries or the purchase or exchange of securities or assets of NRG or any of its subsidiaries, or Exelon and NRG reach any other agreement or understanding, in either case, pursuant to which it is agreed that the offer will be terminated.

The Exchange Offer also states that the conditions described above are for the sole benefit of Exelon and Exelon Xchange and may be asserted by Exelon and Exelon Xchange regardless of the circumstances giving rise to any such condition or, other than the Competition Condition, the Regulatory Approval Condition, the Shareholder Approval Condition, the Registration Statement Condition, and the NYSE Listing Condition, may be waived by Exelon or Exelon Xchange in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent Exelon or Exelon Xchange waives any of the conditions described above with respect to one tender, it will waive that condition with respect to all other tenders. The failure by Exelon or Exelon Xchange at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer. Any determination by Exelon or Exelon Xchange concerning any condition or event described in the Registration Statement shall be final and binding on all parties to the fullest extent permitted by law.

The Exchange Offer further states that for purposes of determining whether any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, any litigation, suit, claim, action, proceeding or investigation or any other matter has, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any other affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG, Exelon will not deem any divestitures consistent with the terms of Exelon’s regulatory divestiture plan to, in and of themselves, have such a significant diminution; however, Exelon may take such divestitures and the impact thereof into account in determining whether any such divestitures, together with any one or more other final orders, approvals, permits, authorization, waivers, determinations, favorable reviews or consents of any Governmental Authority, litigation, suits, claims, actions, proceedings or investigations or other matters, individually or in the aggregate, have resulted in, or are reasonably likely to result in, such a significant diminution.

Other

The Offer to Purchase states that the principal executive offices of Exelon are located at 10 South Dearborn Street, P.O. Box 805379, Chicago, Illinois 60680-5379.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements” on pages 7 to 8 of the Statement is hereby amended and restated in its entirety as follows:

Except as described in this Statement or in the excerpts from NRG’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on June 16, 2009, (the “2009 Proxy Statement”), relating to its 2009 Annual Meeting of Stockholders (the ‘‘2009 Annual Meeting”), which excerpts are filed as Exhibit (e)(11) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of NRG after reasonable inquiry, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any material actual or potential conflicts of interest, between NRG or its affiliates, on the one hand, and (i) NRG and any of NRG’s executive officers, directors or affiliates set forth on Annex A to this Statement or (ii) Exelon, Exelon Xchange and any of their executive officers, directors or affiliates set forth on Schedule I and Schedule II to the Exchange Offer, on the other hand. Exhibit (e)(11) is incorporated herein by reference and includes the following sections of the 2009 Proxy Statement: “Voting Stock Ownership of Directors, Named Executive Officers, and Certain Beneficial Owners” and “Executive Compensation.”

Relationship with Exelon

According to the Exchange Offer, as of May 20, 2008 (the date of the most recent amendment to the Registration Statement), Exelon was the beneficial owner of 500 shares of NRG Common Stock and Exelon Xchange was the beneficial owner of 500 shares of NRG Common Stock. The 1,000 shares of NRG Common Stock owned beneficially by Exelon and Exelon Xchange represent less than 1% of the outstanding shares of NRG Common Stock. According to the Exchange Offer, on October 20, 2008, Exelon purchased 1,000 shares of NRG Common Stock at $24.38 per share through ordinary brokerage transactions on the open market and promptly thereafter, Exelon transferred 500 shares of NRG Common Stock to Exelon Xchange.

NRG and Exelon are involved in power and coal trading activities with each other in the ordinary course of business. In addition, NRG and Exelon are tenants in common of the Keystone and Conemaugh Generating Stations in Pennsylvania. Finally, NRG and Exelon participate in a number of industry groups, including, without limitation, the Association of Electric Companies of Texas, the United States Climate Action Partnership and the Electric Power Supply Association.

On November 24, 2008, NRG purchased 250 shares of Exelon common stock at $51.08 per share through ordinary brokerage transactions on the open market.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If NRG’s directors and executive officers were to tender any shares of NRG Common Stock they own pursuant to the Revised Offer, they would receive Exelon common stock at the same exchange ratio and on the same terms and conditions as the other stockholders of NRG. If the directors and executive officers set forth on Annex A hereto were to tender all of the 599,955 shares of NRG Common Stock owned by them as of July 7, 2009 pursuant to the Revised Offer and each such share were exchanged for 0.545 of a share of Exelon common stock, such directors and executive officers would receive an aggregate of 326,975 shares of Exelon common stock. As discussed below under “Item 4. — The Solicitation or Recommendation”, to the knowledge of NRG, none of NRG’s directors or executive officers set forth on Annex A hereto currently intends to tender any of their shares of NRG Common Stock for purchase pursuant to the Revised Offer.

As of July 7, 2009, the directors and executive officers of NRG set forth on Annex A hereto held options to purchase 3,491,423 shares of NRG Common Stock, with exercise prices ranging from $10.925 to $44.87 and an aggregate weighted average exercise price of $23.498 per share, of which 2,173,358 were vested and exercisable as of that date. Immediately upon a change of control of NRG such as would occur if the Revised Offer is consummated, unvested options to purchase 1,318,065 shares of NRG Common Stock and 1,007,587 shares of restricted stock (including restricted stock units, performance units and deferred stock units payable in NRG Common Stock) held by such directors and executive officers will fully vest.

Potential Severance and Change in Control Benefits

NRG’s President and Chief Executive Officer, David Crane, pursuant to his employment agreement, and NRG’s other named executive officers, pursuant to NRG’s Executive and Key Management Change-in-Control and General Severance Plan, also referred to as the CIC Plan, are entitled to severance payments and benefits in the event of termination of employment under certain circumstances in connection with a change in control of NRG, as more fully described in Exhibit (e)(11) to this Statement and incorporated herein by reference. The Revised Offer, if consummated, would constitute a “change in control” under Mr. David Crane’s employment agreement and the CIC Plan.

Item 4.	The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” on pages 8-29 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

As described below, the NRG Board has carefully considered the Revised Offer in consultation with management and NRG’s Legal Advisors and Financial Advisors and, based upon the terms and conditions of the Revised Offer, the NRG Board unanimously determined at meetings on July 6 and July 7, 2009 that the Revised Offer is inadequate and not in the best interests of NRG and its stockholders and that, in light of NRG’s greater fundamental value and more attractive growth prospects, both in absolute terms and relative to those of Exelon, and in light of the extreme uncertainty of the Revised Offer due to its extraordinary conditionality, the interests of the stockholders will best be served by NRG continuing to pursue its long-term strategic plan. Accordingly, the NRG Board has unanimously determined to recommend to NRG stockholders that they reject the Revised Offer and not tender their NRG Common Stock in the Revised Offer.

If you have tendered your shares of NRG Common Stock, you can withdraw them. For assistance in withdrawing your shares, you can contact your broker or NRG’s information agent, MacKenzie Partners, Inc., at the address, phone number and email address below.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Tel: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Nrg@mackenziepartners.com

See “Reasons for the Recommendation of the NRG Board to Reject the Revised Offer and Not Tender Shares of NRG Common Stock to Offeror in the Revised Offer” below for further detail.

Intent to Tender

In light of (i) Exelon’s Revised Offer of 0.545 of a share of Exelon common stock for each share of NRG Common Stock and (ii) the NRG Board’s recommendation, to NRG’s knowledge after making reasonable inquiry, the executive officers and directors of NRG set forth on Annex A hereto do not currently intend to tender shares of NRG Common Stock held of record or beneficially owned by them to Exelon in the Revised Offer.

Background of the Offer

On January 6, 2009, Exelon extended the expiration date of the Offer to 5:00 p.m., New York City time, on February 25, 2009, unless further extended. On January 7, 2009, Exelon issued a press release announcing that as of the close of business on January 6, 2009, NRG stockholders had tendered 106,338,942 shares of NRG Common Stock in the Offer, representing 45.6% of the then outstanding shares of NRG Common Stock. The Offer was previously scheduled to expire at 5 p.m., New York City time, on January 6, 2009.

On January 30, 2009, Exelon delivered a notice to NRG regarding its intent to (i) nominate a slate of four individuals for election as Class III directors of NRG at its 2009 Annual Meeting, (ii) amend NRG’s Bylaws to increase the size of the NRG Board to 19 members, (iii) elect five additional individuals nominated by Exelon to fill five of the seven newly created board seats if the Bylaw amendment is passed, and (iv) repeal any Bylaw amendments adopted by the NRG Board without stockholder approval after February 26, 2008 and prior to the effectiveness of the resolution effecting such repeal. According to the Registration Statement, Exelon intended to make these proposals, among others, in order to facilitate the consideration by the NRG Board of the Offer or a different negotiated business combination between NRG and Exelon.

On February 25, 2009, Exelon extended the expiration date of the Offer to 5:00 p.m., New York City time, on June 26, 2009, unless further extended. On February 26, 2009, Exelon issued a press release announcing the extension of the Offer and that as of 5:00 p.m., New York City time, on February 25, 2009, NRG stockholders had tendered 125,403,103 shares of NRG Common Stock, representing over 51% of the then outstanding shares of NRG Common Stock.

On March 17, 2009, Exelon filed a preliminary proxy statement with the SEC regarding the director nominations and proposals described above.

On March 23, 2009, the NRG Board appointed Mr. Kirbyjon H. Caldwell, a former director of Reliant Energy, Inc., as a Class I director of NRG, thereby increasing the size of the NRG Board to 13 members.

On March 26, 2009, David Crane, President and Chief Executive Officer of NRG, sent a letter to John Rowe, Chairman and Chief Executive Officer of Exelon, calling on Exelon to withdraw its proposal to expand the NRG Board. Mr. Crane’s letter read as follows:

March 26, 2009

Mr. John W. Rowe
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Dear John:

We have reviewed the preliminary proxy statement filed by Exelon Corporation with the Securities and Exchange Commission on March 17, 2009, with respect to the NRG Energy, Inc. 2009 Annual Meeting of Stockholders. In the preliminary proxy statement, Exelon has proposed, among other things, (i) to expand the size of the NRG Board of Directors up to 19 members and (ii) if the Board expansion proposal is approved, to elect five director nominees proposed by Exelon to fill five of the six newly created directorships on the NRG Board. We are writing to you to request that Exelon withdraw both proposals.

As you are aware, under NRG’s senior credit agreement and the indentures for its senior notes, the failure of a majority of the NRG directors to be “continuing directors” (as such term is defined in the indentures and credit agreement) could result in a put right by NRG’s bond holders at 101% of par and an event of default under NRG’s senior credit agreement which could lead to the immediate acceleration of all of NRG’s approximately $8 billion of corporate-level debt. If Exelon’s Board expansion proposal is passed and all of its nominees are elected at the Annual Meeting, the NRG Board will consist of 18 members, nine of whom will be existing NRG directors who qualify as “continuing directors” and nine of whom will be directors nominated by Exelon who do not qualify as “continuing directors,” with one vacancy remaining.

Given the current state of the credit market, it would be prohibitively expensive to refinance NRG’s existing debt should it be accelerated. In fact, while Exelon has repeatedly stated that financing would not be an obstacle to its proposal to acquire NRG, we have yet to see any evidence of committed financing. In addition, even if the NRG Board fills the remaining vacancy on the NRG Board, resulting in current NRG directors holding a one vote majority, the change of control provisions may nonetheless be triggered by future events, such as the departure of any “continuing director” from the Board, for whatever reason.

We believe that your proposals to expand the Board and elect additional directors are highly irresponsible and could severely damage the interests of NRG and its stockholders. If Exelon fails to withdraw its proposals, the Board of Directors of NRG will act to expand the Board by one director to 14 directors before the Annual Meeting by adding a qualified, independent director. This will reduce, but not eliminate, the risk of NRG’s debt acceleration provisions being triggered.

Sincerely,

David Crane President and Chief Executive Officer	Howard Cosgrove Chairman of the Board

cc:	Board of Directors of Exelon Corporation c/o Corporate Secretary, Exelon Corporation

In response to Mr. Crane’s letter, Mr. Rowe sent the following letter to NRG on the same day:

March 26, 2009

Mr. Howard Cosgrove,
Chairman of the Board
Mr. David Crane,
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Howard and David:

I received your letter earlier today requesting that Exelon Corporation withdraw its proposals to expand the size of the NRG Board of Directors. Your statement that a change of control would occur under NRG’s senior credit agreement and indentures in the case of “the failure of a majority of the NRG directors to be ‘continuing directors’ (as such term is defined in the indentures and the credit agreement)” is a misstatement of the terms of your debt instruments. These instruments actually provide that a change of control would occur if “a majority of the members of the Board of Directors of [NRG] are not Continuing Directors” (as defined in the indentures and senior credit agreement). An NRG Board of nine NRG incumbent directors and the nine independent nominees proposed by Exelon would not result in a change of control under the NRG indentures or senior credit agreement.

We agree that it would be irresponsible to allow the election of the independent nominees proposed by Exelon to result in a change of control under the NRG indentures and senior credit agreement. Because of our desire to avoid that result, Exelon proposed nominees to fill only five of the seven vacancies resulting from the expansion of the NRG Board with the expectation that NRG would propose a full competing slate. As a result of your appointment of Pastor Caldwell as a Director, the independent nominees proposed by Exelon will, at most, constitute 50.0% of the NRG Board and NOT a majority, even if you do not appoint an additional director.

Given that the election of the independent nominees proposed by Exelon will not constitute a change of control, I submit that it is unfair of you to seek to deprive your shareholders of the right to vote for such nominees.

We look forward to the opportunity to sit down with you and discuss the merits of our transaction and, should there be any remaining doubt, how the election of the independent nominees proposed by Exelon will not cause any acceleration of NRG debt.

Sincerely,

John W. Rowe

cc: NRG Board of Directors
Exelon Board of Directors

On March 27, 2009, Mr. Crane sent the following letter to Mr. Rowe in response to Mr. Rowe’s March 26 letter:

March 27, 2009

Mr. John W. Rowe
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Dear John:

We are in receipt of your March 26, 2009, letter. We believe your interpretation of our senior credit agreement and indentures is imprudent given the potential consequences of an evenly split NRG Board with respect to our debt. Nor do you address the severe harm that Exelon could cause to NRG and its shareholders in the future where NRG’s Continuing Directors hold a one vote majority and an inadvertent change of control could occur as the result of the resignation of even one Continuing Director, for whatever reason. However, as it is clear from the direction of your letter that you do not intend to withdraw your Board expansion proposal, we will consider the alternatives within our authority to mitigate to the extent possible the risk to NRG shareholders of the acceleration of approximately $8 billion of debt.

As we have stated many times, NRG remains entirely focused on protecting shareholder value and creating additional shareholder value. One important way in which we seek to protect shareholder value is by avoiding the substantial economic waste that would be associated with refinancing all or a major portion of our long term debt in this extraordinarily challenging capital market environment. In terms of creating shareholder value, we have been able to take advantage of the opportunity-rich environment to do value-enhancing transactions with eSolar and Reliant Energy and we have achieved further advances with our STP 3 and 4 nuclear development project.

We would be very pleased to sit down with you to explain the value created by NRG over recent weeks and to hear about what Exelon has been doing over that time period to create value. We welcome your recent decision to follow our lead on nuclear development through your selection of ABWR technology and believe we could be helpful to you in avoiding future missteps in this regard. As such, we would encourage you to put forward a new offer that constitutes a real value proposition to NRG shareholders, in contrast to your present offer which attempts to secure a severely unfair proportion of the benefit of the proposed combination for the current shareholders of Exelon.

Sincerely,

David Crane President and Chief Executive Officer	Howard Cosgrove Chairman of the Board

cc:	Board of Directors of Exelon Corporation c/o Corporate Secretary, Exelon Corporation

On April 24, 2009, the NRG Board appointed Mr. Gerald Luterman, the former Executive Vice President and Chief Financial Officer of KeySpan Corporation, as a Class II director of NRG. With the appointments of Mr. Caldwell and Mr. Luterman, the NRG Board currently consists of 14 members. If Exelon’s Board Expansion Proposal passes, there would be five newly created board seats on the NRG Board.

On June 5, 2009, NRG announced that its 2009 Annual Meeting will be held on Tuesday, July 21, 2009, with a record date of Monday, June 15, 2009. On June 16, 2009, NRG filed a definitive proxy statement with the SEC concerning its 2009 Annual Meeting.

On June 17, 2009, Exelon filed a definitive proxy statement with the SEC regarding its director nominations and proposals. On the same day, Exelon extended the expiration date of the Offer to 5:00 p.m., New York City time, on August 21, 2009, unless further extended. Exelon announced that as of 4:30 p.m.,

New York City time, on June 16, 2009, NRG stockholders had tendered 33,028,179 shares of NRG Common Stock, representing over 12% of the then outstanding shares of NRG Common Stock.

In the morning of July 2, 2009, Exelon issued a press release and held a conference call announcing the Revised Offer.

In the afternoon of July 2, 2009, NRG issued a press release advising its stockholders not to take any action pending review of the Revised Offer by the NRG Board.

On July 6 and July 7, 2009, the NRG Board met telephonically with members of management and representatives of NRG’s Advisors. At these meetings, NRG management briefed the NRG Board on the principal terms and conditions of the Revised Offer. NRG’s Financial Advisors discussed with the NRG Board financial aspects of the Revised Offer and NRG’s Legal Advisors reviewed certain other aspects of the Revised Offer. Thereafter, NRG’s management recommended to the NRG Board that it reject the Revised Offer. NRG’s Financial Advisors concurred with management’s recommendation to reject the Revised Offer. NRG’s Financial Advisors considered, among other things, the conditionality of the Revised Offer and strategic and tactical issues. The NRG Board asked various questions of management and NRG’s Advisors. Upon further deliberation and careful consideration of the terms of the Revised Offer and its fiduciary duties, the NRG Board unanimously determined that the Revised Offer is inadequate and not in the best interests of NRG and its stockholders. Accordingly, the NRG Board unanimously determined to recommend that NRG stockholders reject the Revised Offer and not tender their NRG Common Stock in the Revised Offer, and approved the filing of this Statement.

On the morning of July 8, 2009, Mr. David Crane and Mr. Howard Cosgrove delivered the following letter to Mr. Rowe:

July 8, 2009

Mr. John W. Rowe
Chairman and CEO
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Dear Mr. Rowe:

The Board of Directors of NRG Energy, Inc., in consultation with its financial and legal advisors, has thoroughly reviewed and considered your revised offer, as detailed in your July 2nd news release, which as of yesterday’s close represented $27 per NRG Share. The Board unanimously has rejected your proposal as it determined that the revised offer is not in the best interest of NRG stockholders in that it continues to substantially undervalue NRG. Indeed, by any objective analysis, the increase in your offer fails to adequately compensate NRG stockholders even for the value created by NRG since your original offer was launched. The Board also rejected this proposal due to the revised offer’s extraordinary conditionality which remains unchanged from Exelon’s original offer made last fall.

While your revised offer is not acceptable as is, it certainly represents a step in the right direction and is a welcome development after more than eight months of the 0.485 offer. The fact that you were able to increase your offer largely through over $200 million per year of newfound synergies identified by your consultants leaves open the possibility that, if you would properly recognize the value created by NRG itself, you would be able to increase your current 0.545 offer by a substantial amount.

To reiterate, these value creating actions by NRG include, but are not limited to, the following:

•	NRG’s Reliant Energy Acquisition — Worth $4.50 Per Share in Value:
Your economists ascribed less than $1 per share to the value of Reliant Energy. You will note from NRG’s revised guidance for 2009, we expect Reliant’s adjusted earnings per share to approach $1 per NRG share just in the last eight months of 2009. Reliant Energy’s contribution to NRG’s adjusted EBITDA over the same period is expected to be over $400 million. The robust countercyclical earnings power of Reliant’s retail franchise is just one of several reasons why the Reliant acquisition is worth significantly more than $1 per NRG share. We are confident, based solely on the earnings guidance released today, that Exelon’s economists will see it the same way.

•	NRG’s Unique Position in Leading the Nuclear Renaissance:
In your most recent investor presentation, you explicitly ascribe zero value to NRG’s nuclear development program. Yet Exelon has spent tens of millions of dollars over the past two years attempting to develop a greenfield nuclear plant in neighboring Victoria County. Surely Exelon, more than most, is in a position to appreciate and properly value our nuclear position in Texas, at the NRC and in the DOE loan guarantee program.

•	NRG’s Repowering Initiative Advances Low and No Carbon Technologies:
Cedar Bayou unit 4, NRG’s new 550 megawatt combined cycle plant in ERCOT’s Houston Zone, our new wind farms, GenConn and eSolar are just the current lead projects in RepoweringNRG and are representative of low carbon, asset-based EBITDA growth of a kind that is absent from the Exelon portfolio.

•	NRG’s Significant Cost and Performance Improvements:
Since 2005, NRG has executed on its FORNRG initiatives — NRG’s Companywide, multi-year initiative to increase the return on invested capital (ROIC) through operational performance improvements. This project has seen considerable success with over $150 million of after-tax savings through December 2008 and planned after-tax savings that we expect to result in approximately $300 million of annual additional recurring free cash flow improvements by 2012.

These value enhancing developments add to NRG’s financial strength which your revised offer does not yet appreciate or properly value. NRG is a Company that is on track to produce annual EBITDA for 2009 of $2.5 billion, which represents a compound annual growth rate in EBITDA over the past six years of 21% with a recurring free cash flow yield of 23%. It is the unanimously held view of NRG’s Board of Directors that such a company is worth significantly more than the $27 per share that your July 2nd offer represents.

As we told you when we first met last September, NRG is open to any proposal that properly reflects NRG’s fundamental value and extraordinary growth prospects. If you wish to pursue a possible combination with NRG in a more cooperative fashion, you should increase your July 2nd offer by an amount that properly reflects the specific value of the NRG initiatives, especially in light of the additional information provided today. Our management team then would be pleased to sit down with you or your economists and consultants to validate and quantify the combination synergies summarized in your July 2nd presentation and to demonstrate further the full value of NRG’s exceptional operating franchise and its unique growth initiatives so that Exelon could provide a reasonable measure of that value to NRG’s stockholders.

Sincerely,

David Crane President and Chief Executive Officer	Howard Cosgrove Chairman of the Board

cc:	Board of Directors of Exelon Corporation c/o Corporate Secretary, Exelon Corporation

Reasons for the Recommendation of the NRG Board to Reject the Revised Offer and Not Tender Shares of NRG Common Stock to Exelon in the Revised Offer

The NRG Board has carefully considered the Revised Offer in consultation with management and NRG’s Advisors. In reaching the conclusions and making the recommendation described above, the NRG Board took into account a number of factors, including (but not limited to) the ones described in detail below. In view of the number of factors and complexity of these matters, the NRG Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered.

•	The NRG Board believes the Revised Offer undervalues NRG as it does not fully reflect the underlying fundamental value of NRG’s assets, proven operations and strategic plan, including its strong market position and future growth prospects.

•	The Revised Offer Undervalues NRG Stockholders’ Cash Contribution: Under Exelon’s Revised Offer, NRG stockholders would only own approximately 18% of the combined company, yet NRG would be contributing an annual average of 30% of the combined recurring free cash flow any year in the short or long term. The NRG Board believes that 18% ownership in exchange for 30% cash contribution is simply unfair to NRG stockholders.

•	The Revised Offer fails to adequately compensate NRG stockholders for the significant increase in synergies that Exelon has publicly stated as the rationale for the Revised Offer: Exelon has publicly stated that its estimate of annual synergies has increased over 84% from the Original Offer to a midpoint of $443 million per year, with a midpoint net present value of $3.8 billion or $13.84 per share of NRG Common Stock. Exelon further indicated that all of these synergies would come from cost savings at NRG alone. It is difficult for the NRG Board to understand how it would be possible to achieve these synergies in the combined company because many of Exelon’s proposed synergies exceed the total costs for the relevant operating area. Even if these synergies were achievable, because NRG stockholders would own only 18% of the combined company, they would receive only $2.52 per share of the value resulting from the synergies, which is a highly disproportionate amount, in addition to the already unequal cash contribution implied by the Revised Offer.

•	The Revised Offer Fails to Adequately Compensate NRG Stockholders for NRG’s Numerous Value-Creating Initiatives: In spite of the recession and Exelon’s hostile takeover attempt, NRG has successfully executed a number of value-creating initiatives during the eight months since the commencement of the Original Offer, including the following:

–	NRG’s Value and Cash Accretive Acquisition of Reliant Energy Retail: In May 2009, NRG completed its $287.5 million acquisition of the retail business of Reliant Energy, Inc. (“Reliant”) which provides electricity service to more than 1.7 million customers in Texas. This acquisition has combined the complementary generation and retail portfolios of NRG and Reliant to create a stronger player in the Texas power market. In addition to promoting significant credit and collateral synergies, the Reliant retail acquisition is expected to add more than 15% of EBITDA during the remainder of 2009 and more than 10% to NRG’s annual EBITDA on a mid-cycle basis. In addition, based on NRG’s conservative estimate, the retail business of Reliant is worth approximately $4.50 per share of NRG Common Stock (as opposed to approximately $1.00 per share based on Exelon’s estimate).

–	NRG’s Accelerating Value Creation from Leading Nuclear Development of STP 3&4: NRG’s nuclear development initiative, South Texas Project 3&4 (STP 3&4), was recently selected as one of only four nuclear development projects advanced by the Department of Energy in its nuclear loan guarantee program (out of 18 total applications). This initiative is being pursued through Nuclear Innovation North America LLC (NINA), NRG’s 88%/12% joint venture with Toshiba Corporation.

–	NRG’s Carbon Reduction and Value Creation in Solar Development: NRG has entered into an agreement with eSolar, a leading provider of modular, scalable solar thermal power technology, to develop solar power plants with a total generation capacity of up to 500 megawatts (MW) at sites in California and the Southwest with long term power sales agreements and potential for federal stimulus funding.

–	NRG’s Other Value-Creating Initiatives:

•	Substantially hedged all baseload generation capacity (on volumetric and price basis) through 2011, largely insulating NRG from the current challenging economic conditions.

•	Pre-financed the permanent capital needs for the retail business acquired from Reliant, after only three weeks of ownership, through a $700 million unsecured bond offering that was competitively priced and oversubscribed.

•	Sold NRG’s 50% ownership interest in MIBRAG, an integrated coal mining and power generating business located in central Germany, for approximately US$260 million pre-tax, a price which was value accretive to NRG stockholders.

•	Began construction of the 150MW Langford Wind Project and the 400MW GenConn peakers in Connecticut.

•	Completed a $534 million nonrecourse financing of the 400MW GenConn gas peaking facilities co-owned by NRG and United Illuminating.

•	Completed the Elbow Creek wind project and the Cedar Bayou 4 CCGT project.

The NRG Board strongly believes that the benefit of the numerous value-creating actions implemented by NRG since Exelon launched its Offer belong fully to the NRG stockholders. Based on the closing price for both stocks on June 4, 2009, the Revised Offer represents a premium of only 7.9% to NRG stockholders based on the closing price of NRG Common Stock on July 1, 2009. The NRG Board believes that this low premium fails to reflect either NRG’s fundamental value or its demonstrated growth potential.

•	A combination with Exelon may dilute, and possibly derail, NRG’s continued growth.

•	NRG has a strong development program with recently successful repowering projects in Texas and Connecticut, a thriving wind farm development program, and demonstration projects under development in post-combustion carbon capture technology and plasma gasification, among others. Under Exelon, at best, the benefits of NRG’s growth program to its stockholders would likely be severely diluted and, at worst, NRG’s growth prospects would be capital-starved as a result of Exelon’s preoccupation with maintaining its investment grade rating and with debt repayment. The NRG Board has been unable to discern a track record of successful development of independent power plants either at Exelon or its predecessor utilities. In addition, while NRG is a large and complicated competitive power generation company, Exelon is a very traditional utility holding company and its management team is made up of utility veterans and executives from other industries. As such, the NRG Board has serious concerns as to whether Exelon’s current management is best suited to manage NRG’s assets. Exelon has failed to publicly disclose its business and management plan for the combined company.

•	NRG and Exelon have fundamentally different approaches to new nuclear development, which gives the NRG Board serious concerns that Exelon will fail to realize the value of NRG’s nuclear development. This concern was magnified on July 1, 2009, when Exelon reported that it would delay plans to build a Texas nuclear plant, citing uncertainties in the economy and its inability to secure Federal loan guarantees. At the same time, NRG is one of only four finalists for receipt of Federal loan guarantees totaling $18.5 billion for its Texas nuclear development.

•	The value of the consideration being offered pursuant to the Revised Offer is highly dependent on the value of Exelon common stock and Exelon’s performance and outlook has declined.

•	The value of the consideration to be received by NRG stockholders will decline if the market price of Exelon common stock declines, and there is no floor to such decline because Exelon’s Offer is based on a fixed exchange ratio. Over the last eight months, Exelon’s stock price has decreased by approximately 7%, resulting in a similar decrease in value for NRG stockholders under the Original Offer. More importantly, even though the Revised Offer presents a higher Exchange Ratio than the Original Offer, NRG stockholders remain exposed to further deterioration in Exelon’s share price performance given the deteriorating prospects for Exelon’s core businesses as indicated by the following factors over the past several months:

–	Exelon’s Reduced Earnings Guidance: On March 10, 2009, Exelon provided new disclosures on its 2011 hedge position revealing that it was, in fact, only approximately 30-40% forward contracted, well below the 60-80% position it had previously highlighted. As a result of its reduced hedged position and the greater exposure to lower commodity prices, Exelon decreased its estimated 2011 earnings per share from the range of $5 to $6 per share to $4 to $5 per share, causing several equity analysts to lower earnings estimates, valuation price targets and ratings for Exelon shares.

–	Exelon’s Core Market Cash Flow Further Reduced by Renewables Penetration: NRG expects that over the next several years there will be a very substantial effort to tap the exceptional wind resources of the Upper Midwest combined with a build out of high voltage transmission lines to bring that renewable energy to the Chicago area, the closest major load center. The NRG Board believes that this trend would put considerable downward pressure on the earning power of Exelon’s existing generation assets in the Midwest and PJM western regions.

–	Exelon’s Lower Capacity Auction Results Negatively Impact Future Outlook: A recent capacity auction in Exelon’s core market, PJM, yielded a very weak outcome compared to prior auctions in the parts of the market where Exelon has a very substantial number of assets. Indeed, the NRG Board believes that the auction results suggest that Exelon will experience a capacity revenue drop of nearly 85% in 2012, 2013 from 2011, 2012 in that market zone.

–	Exelon’s Major Underfunded Pension Liability: Exelon’s unfunded pension and other post employment benefits obligations have increased materially by approximately $4 billion since its initial proposal for NRG.

–	Exelon Faces Substantially Reduced Benefits from Carbon Legislation: Exelon has recently indicated that its uplift from current legislation being considered in the U.S. Congress, per $1/ton carbon uplift, would be approximately 25% lower than what it previously disclosed, hence reducing the market’s expectation of a windfall from prospective federal climate change legislation. Exelon would only realize this lower uplift if the legislation is enacted in its present form without change by the Senate and, after it is ultimately implemented, if state and federal regulators permit Exelon to reap whatever benefit it does receive.

–	Exelon Equity Issuance Would Result in Dilution for NRG Stockholders: In an investor presentation issued on July 2, 2009, nearly eight months after the commencement of the Original Offer, Exelon confirmed that it will issue approximately $1.1 billion of common or mandatory convertible equity to maintain its investment grade credit rating, if it completes the NRG acquisition. This would significantly dilute the value due to NRG stockholders in the acquisition.

•	The Offer and other efforts by Exelon are subject to numerous conditions, require NRG’s support, and create significant uncertainty.

•	As described under Item 2 of this Statement, the Offer is subject to the following conditions:

–	Minimum Tender Condition;

–	Section 203 Condition;

–	Competition Condition;

–	Regulatory Approval Condition;

–	Registration Statement Condition;

–	Shareholder Approval Condition;

–	Preferred Stock Condition;

–	NYSE Listing Condition;

–	Legal Condition;

–	No Diminution of Benefits Condition;

–	No Material Adverse Effect Condition; and

–	No Material Change Condition.

•	These conditions are broadly drafted and many important conditions allow Exelon to make subjective determinations as to the occurrence of circumstances which would enable Exelon not to consummate the Offer. Thus, the conditions create substantial uncertainty as to whether Exelon would be required to consummate the Offer. Such uncertainty is of a particular concern because pursuing a transaction with Exelon would likely disrupt NRG’s business by causing uncertainty among current and potential employees, suppliers, customers, counterparties and other constituencies important to NRG’s success. This uncertainty creates significant downside risk to NRG and its stockholders if Exelon is unable to complete an acquisition of NRG. It also heightens the competitive risk to NRG if the Offer is not consummated. Most importantly, today, almost eight months after Exelon commenced its Original Offer, not a single one of these conditions has been satisfied.

•	The Competition Condition, the Regulatory Approval Condition, the Registration Statement Condition, the Shareholder Approval Condition and the NYSE Listing Condition are not waivable by Exelon or Exelon Xchange. Therefore, neither Exelon or Exelon Xchange can accept for exchange any shares of NRG Common Stock tendered in the Offer until all of these conditions are satisfied. Eight months have passed since the commencement of the Original Offer and yet none of these conditions is satisfied as of the date of this Statement, and it is uncertain when these conditions will be satisfied.

•	The Offer may require refinancing of a significant amount of NRG’s existing indebtedness and yet Exelon has no committed financing, which presents real risks of non-consummation to NRG stockholders.

•	While the “Conditions of the Offer” section of the Registration Statement does not contain a financing condition, disclosure set forth elsewhere in the Registration Statement makes it clear that Exelon’s ability to consummate the Offer is contingent on it having obtained sufficient funds to refinance a significant amount of NRG’s existing indebtedness. According to the Registration Statement, Exelon will require approximately $8.4 billion to complete the Offer and the Second-Step Merger. In addition, Exelon will have to provide for the issuance of new letters of credit as a “backstop facility” in an aggregate principal amount of approximately $1 billion due to the anticipated termination of NRG’s letter of credit facility arising from the consummation of the Offer. Even though Exelon publicly stated, prior to the commencement of the Original Offer, that it would have fully committed financing “in place over the next few days”, to date Exelon has not provided any evidence of committed financing for the Offer.

•	Shortly after Exelon’s announcement of its unsolicited offer for NRG, Standard & Poor’s Rating Services downgraded Exelon’s corporate credit rating from “BBB+” to “BBB”. Upon filing of the Registration Statement by Exelon, Moody’s Investors Service placed Exelon’s ratings under review for possible downgrade and Standard & Poors Ratings Services placed Exelon’s ratings on CreditWatch with negative implications. In light of the current condition of the credit market, the cost of financing is likely to be higher than those under NRG’s current debt instruments. Given the aggregate amount of NRG debt that will have to be refinanced in connection with the Offer, every 100 basis point increase in interest rate will add approximately $73 million to the interest burden on the combined company and its stockholders.

•	Consummation of the Offer requires the receipt of numerous governmental and regulatory approvals and there is no assurance that the necessary approvals will be received, when they will be received or what conditions might attach to their receipt.

•	As disclosed in the Exchange Offer and in Item 8 of this Statement, the Offer is conditioned on the receipt of a number of federal, state and foreign regulatory approvals, including antitrust approvals.

Certain governmental agencies may condition the grant of such approvals on the satisfaction of a variety of requirements by Exelon and/or NRG, including changes to the terms of the Offer, and could impose long-term restrictions on the business and operations of the combined company. For example, the transaction will likely involve a complex antitrust approval process with the potential for value loss from government-imposed divestitures. While Exelon indicated that it has formulated a regulatory divestiture plan, its disclosure of the plan lacks specificity and fails to provide NRG with sufficient information to evaluate whether such divestiture plan would adequately address any antitrust concerns relating to the proposed transaction. The scope and nature of the assets the governmental agencies may ultimately require Exelon and/or NRG to divest remain unknown at this time, and the timing of the antitrust clearance processes, the impact of any such potential divestitures on the results of operations of the combined company, and the synergies anticipated by Exelon are uncertain. Furthermore, additional regulatory approvals may be required if Exelon intends to pledge any utility-based assets in connection with any financing arrangement.

•	Not only has Exelon conditioned the Offer on the receipt of the numerous governmental and regulatory approvals, Exelon has also reserved the right to decline to proceed with the Offer if any such approval contains terms that, in the reasonable judgment of Exelon, results in or is reasonably likely to result in “a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG” (see description of the No Diminution of Benefits Condition on Pages 3 and 4 of this Statement). As Exelon has noted in the Exchange Offer, it cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to Exelon’s or NRG’s business resulting from the failure to obtain these regulatory approvals or from conditions that could be imposed in connection with obtaining these approvals. Therefore, the conditions relating to regulatory approvals lead to significant uncertainties as to the timing and the ultimate outcome of the Offer.

•	Exelon’s Offer exposes NRG stockholders to unaddressed combination and transaction risks for which they are not adequately compensated.

•	Even after the passage of eight months, Exelon has offered no business plan for the combined company or otherwise provided meaningful details with respect to its sources of debt financing, credit rating impacts, clarity on asset sales, size or timing of equity issuance, hedging or collateral plan, management team or approach to implementing NRG’s robust growth strategy. Exelon’s obvious difficulties on both the debt financing and credit rating front since the public disclosure of its proposal, together with the absence of any clear plan for the combined company, support the NRG Board’s conclusion that, even apart from the Offer’s substantial undervaluation of NRG, the Offer is so highly conditional and not fully developed that it has severe implementation risk for which NRG stockholders are in no way compensated. The NRG Board believes that the numerous and significant conditions to the Offer and the lack of committed financing to complete the Offer, taken together, strongly suggests that Exelon is seeking to maintain an option to acquire NRG over the next six months rather than to consummate a transaction designed to create value for stockholders of both companies.

•	Finally, according to the Registration Statement, in the event the Offer is completed but the Second-Step Merger does not occur, the Offer would be a taxable transaction for NRG stockholders who have tendered their shares of NRG Common Stock in exchange for Exelon common stock. The possibility of the Offer being a taxable transaction adds another level of uncertainty to the actual value to be received by NRG stockholders in the Offer.

•	NRG’s Financial Advisors concurred with NRG management’s recommendation to reject the Revised Offer.

•	The Financial Advisors considered, among other things, the conditionality of the Revised Offer and strategic and tactical issues.

The foregoing discussion of the information and factors considered by the NRG Board is not meant to be exhaustive, but includes the material information and factors considered by the NRG Board in reaching its conclusions and recommendations. The members of the NRG Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of NRG. In light of the number and variety of factors that the NRG Board considered, the members of the NRG Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the NRG Board may have given different weight to different factors.

Accordingly, the NRG Board unanimously recommends that NRG stockholders reject the Revised Offer and not tender their shares in the Revised Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

“Item 5. Persons/Assets, Retained, Employed, Compensated or Used” on pages 29 and 30 of the Statement is hereby amended and supplemented by adding the following paragraph:

In addition to Citi and Credit Suisse, NRG has also retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to act as NRG’s financial advisor in connection with the Offer and related matters. NRG has agreed to pay Morgan Stanley a customary fee for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement no later than the second business day after NRG’s 2009 annual meeting and a significant portion of which is contingent upon consummation of a change of control of NRG, including upon consummation of the Offer, or upon consummation of a sale of all or substantially all of NRG’s assets. NRG also has agreed to reimburse Morgan Stanley for all reasonable expenses incurred by it, including fees and expenses of legal counsel, and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of such engagement.

Morgan Stanley is a full service securities firm engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. In the ordinary course of business, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for it and its affiliates’ own accounts and the accounts of customers, in equity or debt securities, or loans of NRG, Exelon, their respective affiliates and any other entities, or any currency or commodity that may be involved in the Offer, or any related derivative instrument.

Item 6.	Interest in Securities of the Subject Company

“Item 6. Interest in Securities of the Subject Company” on page 31 of the Statement is hereby amended and restated in its entirety as follows:

No transactions with respect to shares of NRG Common Stock have been effected by NRG or, to NRG’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as described below:

	Date of	Nature of		Number
Name	Transaction	Transaction		of Shares	Price

Howard E. Cosgrove	6/1/2009	Equity Award(a	)	6,851	N/A
Kirbyjon H. Caldwell	6/1/2009	Equity Award(a	)	3,795	N/A
John F. Chlebowski	6/1/2009	Equity Award(a	)	3,795	N/A
Lawrence S. Coben	6/1/2009	Equity Award(a	)	4,216	N/A
Stephen L. Cropper	6/1/2009	Equity Award(a	)	3,795	N/A
William E. Hantke	6/1/2009	Equity Award(a	)	4,533	N/A
Paul W. Hobby	6/1/2009	Equity Award(a	)	4,216	N/A
Gerald Luterman	6/1/2009	Equity Award(a	)	3,795	N/A
Kathleen McGinty	6/1/2009	Equity Award(a	)	3,795	N/A
Anne C. Schaumburg	6/1/2009	Equity Award(a	)	4,216	N/A
Herbert H. Tate	6/1/2009	Equity Award(a	)	4,216	N/A
Thomas H. Weidemeyer	6/1/2009	Equity Award(a	)	4,216	N/A
Walter R. Young	6/1/2009	Equity Award(a	)	3,795	N/A
David Crane	6/30/2009	Acquisition(b	)	906.21	$22.07
Jonathan Baliff	6/30/2009	Acquisition(b	)	860.90	$22.07
Robert C. Flexon	6/30/2009	Acquisition(b	)	747.63	$22.07
Steve Hoffman	6/30/2009	Acquisition(b	)	305.85	$22.07
J. Andrew Murphy	6/30/2009	Acquisition(b	)	430.45	$22.07

(a)	Deferred Stock Units issued by NRG under its Long Term Incentive Plan. Each Deferred Stock Unit was equivalent in value to one share of NRG Common Stock. On June 1, 2009, each NRG director (other than Mr. David Crane) received from NRG one such share of NRG Common Stock in exchange for each Deferred Stock Unit he or she was issued on that same date.

(b)	Purchases under NRG’s Employee Stock Purchase Plan.

Item 7.	Purpose of the Transaction and Plans or Proposals

“Item 7. Purpose of the Transaction and Plans or Proposal” on page 31 of the Statement is hereby amended and restated in its entirety as follows:

For the reasons discussed in Item 4 above, the NRG Board unanimously determined that the Revised Offer is inadequate and not in the best interests of NRG and its stockholders and that, in light of NRG’s greater fundamental value and more attractive growth prospects, both in absolute terms and relative to those of Exelon, and due to the extreme uncertainty of the Revised Offer as a result of its extraordinary conditionality, the interests of the stockholders and other stakeholders will be best served by NRG continuing to pursue its strategic plan.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, NRG is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of NRG Common Stock by NRG, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NRG or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of NRG or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of NRG.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the NRG Board, agreements in principle or signed agreements in response to the Revised Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Notwithstanding the foregoing, NRG may in the future engage in negotiations in response to the Revised Offer that could have one of the effects specified in the first paragraph of this Item 7, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the first paragraph of this Item 7 might jeopardize the discussions or negotiations that NRG may conduct. Accordingly, if appropriate, the NRG Board will adopt a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.	Additional Information

“Item 8. Additional Information — Legal Proceedings” on pages 31 to 32 of the Statement is hereby amended and restated in its entirety as follows:

Legal Proceedings

Evelyn Greenberg, on Behalf of Herself and All Others Similarly Situated v. David Crane, et al., (filed October 20, 2008); Walter H. Stansbury Individually and on behalf of All Others Similarly Situated v. NRG Energy, Inc., et al., (filed October 24, 2008); Joel A. Gerber and Raphael Nach & Jaqueline Nach Co-Trustee The Nach Family Trust U/A, Individually and on behalf of All Others Similarly Situated v. NRG Energy, Inc., et al. (filed November 10, 2008), Superior Court of New Jersey, Civil Division, Mercer County, Docket No. MER-L-2665-08). In connection with Exelon’s unsolicited offer, three plaintiffs filed suit against NRG in New Jersey: (i) Greenberg, et al. v. NRG Energy, Inc. et al. was filed on October 20, 2008, (ii) Stansbury v. NRG Energy, Inc. et al. was filed on October 23, 2008, and (iii) Gerber v. NRG Energy, Inc. et al. was filed on November 10, 2008. On November 19, 2008, NRG and the NRG Board filed a motion to consolidate all three cases in the Civil Division of the Mercer County Superior Court. The court granted the motion, and the actions were consolidated on December 24, 2008. All Plaintiffs are purportedly holders of NRG stock. Plaintiffs’ Consolidated Class Action Complaint contains only one cause of action, which alleges that NRG’s directors have breached their fiduciary duties by failing to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008, in which Exelon offers to acquire all of the outstanding shares of NRG Common Stock at an exchange ratio of 0.485 shares of Exelon common stock for each share of NRG Common Stock. The Plaintiffs seek injunctive relief directing the NRG Board to negotiate with Exelon or pursue a similar change of control transaction. On February 20, 2009, NRG filed a motion to dismiss the complaint on the grounds that it failed to state a claim upon which relief can be granted. In the same motion, NRG alternatively moved for a stay of the consolidated class action complaint in New Jersey in favor of the litigation currently pending in Delaware. Briefing on NRG’s motion has been completed. The court heard oral argument on April 17, 2009 and May 7, 2009 and then took the motion under advisement. The court issued its ruling on June 24, 2009, granting NRG’s motion in part by staying the consolidated class action complaint in New Jersey and staying NRG’s motion to dismiss, pending the resolution of the Louisiana Sheriffs’ Pension Fund class action in Delaware.

Exelon Corporation and Exelon Xchange Corporation v. Howard E. Cosgrove et al., Court of Chancery of the State of Delaware, Case No. 4155-VCL (filed November 11, 2008). Exelon and Exelon Xchange filed a complaint against NRG and the NRG Board alleging, among other things, that the NRG Board has failed to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008, in which Exelon offers to acquire all of the outstanding shares of NRG common stock at an exchange ratio of 0.485 Exelon shares for each share of NRG common stock. On November 14,

2008, NRG and the NRG Board filed a motion to dismiss Exelon’s complaint on the grounds that it fails to state a claim upon which relief can be granted. On January 28, 2009, NRG filed its memorandum of law in support of its motion to dismiss. On March 16, 2009, Exelon filed an amended complaint with the court containing the allegations in its original complaint and additionally alleging, among other things, that NRG made material misstatements and omissions in its Schedule 14D-9 and that NRG improperly interfered with regulatory proceedings relating to Exelon’s proposal. On April 17, 2009, NRG and the NRG Board filed a partial motion to dismiss Exelon’s amended complaint on the grounds that portions of it fail to state a claim upon which relief can be granted. As required by the briefing schedule set by the court, NRG filed its opening brief on June 12, 2009. Based on the facts known to date and the allegations in the complaint, we believe the claims asserted in both the original and amended complaints are without merit and we intend to vigorously defend against them.

NRG Energy, Inc. v. Exelon Corporation and Exelon Xchange Corporation, U.S. District Court for the Southern District of New York, Case No. 99 cv 2448 (filed March 17, 2009). NRG has filed a suit against Exelon and Exelon Xchange alleging that the registration statement filed by Exelon in connection with the Offer contains a number of materially false and misleading statements. Specifically, NRG alleged that, among other things, the registration statement fails to adequately disclose that Exelon has no intention of consummating the Offer, but rather is using the Offer to apply pressure on the NRG Board to do a consensual deal with Exelon, thereby falsely stating the total number and class of securities sought and the stated purpose of the Offer. On March 19, 2009, NRG filed an order to show cause for expedited discovery. At a hearing on April 2, 2009, the Court denied NRG’s request for expedited discovery but ordered expedited briefing and argument on Exelon’s proposed motion to dismiss the Complaint. As ordered by the Court, Exelon filed its motion to dismiss on April 6, 2009; NRG filed its opposition on April 13, 2009 and Exelon filed its reply on April 17, 2009. A hearing on the motion to dismiss took place on April 22, 2009, at which the Court issued an oral decision denying Exelon’s motion. A trial on the merits of NRG’s complaint took place on June 1 and 3, 2009. The court issued its decision on June 22, 2009, ruling on the basis of the record before it that Exelon satisfied the minimal requirement of having an intent to close the Exchange Offer if the conditions to consummating the transaction are met.

Louisiana Sheriffs’ Pension & Relief Fund and City of St. Clair Shores Police and Fire Retirement System v. David Crane et al., Court of Chancery of the State of Delaware, Case No. 4193-VCL (filed November 25, 2008). Louisiana Sheriffs’ Pension & Relief Fund filed a complaint against NRG and the NRG Board alleging, among other things, that the NRG Board has failed to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008, in which Exelon offers to acquire all of the outstanding shares of NRG Common Stock at an exchange ratio of 0.485 shares of Exelon common stock for each share of NRG Common Stock. On November 25, 2008, NRG and the NRG Board filed a motion to dismiss Exelon’s complaint on the grounds that it fails to state a claim upon which relief can be granted. As required by the briefing schedule set by the court, NRG filed its memorandum of law in support of its motion to dismiss on January 28, 2009. On March 16, 2009, Louisiana Sheriffs’ Pension & Relief Fund filed an amended complaint with the court containing the allegations in its original complaint and additionally alleging, among other things, that NRG improperly interfered with regulatory proceedings relating to Exelon’s proposal. On April 17, 2009, NRG and the NRG Board filed a motion to dismiss the Louisiana Sheriffs’ Pension & Relief Fund’s amended complaint on the grounds that it fails to state a claim upon which relief can be granted. As required by the briefing schedule set by the court, NRG filed its opening brief on June 11, 2009. In addition, NRG filed a motion for protective order and stay of discovery on May 29, 2009, in response to the plaintiffs’ demand for discovery. On June 1, 2009, plaintiffs filed a cross-motion to compel discovery. In accordance with a scheduling order entered by the court, NRG filed its motion for protective and stay of discovery on June 9, 2009, plaintiffs filed their memorandum in further support of their motion to compel and in opposition to NRG’s motion for a protective order on June 16, 2009, and NRG filed its reply on June 23, 2009. Based on the facts known to date and the allegations in the complaint, we believe the claims asserted in both the original and amended complaints are without merit and we intend to vigorously defend against them. Likewise, we believe the bases for plaintiffs’ motion to compel is without merit and we intend to vigorously defend against it.

“Item 8. Additional Information — Regulatory Approvals” on pages 33 to 37 of the Statement is hereby amended and restated in its entirety as follows:

Regulatory Approvals

U.S. Antitrust Approval

Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of NRG Common Stock pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Exelon of a Premerger Notification and Report Form with respect to the Offer, unless Exelon receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the thirtieth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Exelon’s acquisition of shares of NRG Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of NRG Common Stock pursuant to the Offer or the consummation of the second-step merger, or seeking the divestiture of shares of NRG Common Stock acquired by Exelon or the divestiture of substantial assets of NRG or its subsidiaries or Exelon or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the second-step merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Exelon will not be obligated to proceed with the Offer or the purchase of any shares of NRG Common Stock not theretofore purchased pursuant to the Offer.

Pursuant to the requirements of the HSR Act, on December 17, 2008 Exelon filed a Notification and Report Form with respect to the offer with the antitrust agencies. On January 16, 2009, Exelon received a request for additional information and documentary material from the Antitrust Division of the DOJ (the “Second Request”). According to Exelon’s filings with the SEC, it responded to the Second Request for additional information on March 30, 2009. NRG substantially complied with the Second Request on June 15, 2009, although NRG continues to receive and respond to questions from the DOJ in its investigation of the proposed transaction. The Second Request extended the waiting period under the HSR Act, and the period of DOJ review of the offer, for a period of 30 days after Exelon substantially complied with the Second Request. NRG does not know whether the HSR waiting period has expired, although Exelon has indicated in a public filing that the HSR waiting period expired on April 30, 2009. Even if the HSR waiting period did expire on April 30, 2009, however, the DOJ may continue to investigate the proposed transaction and raise objections, if any, to the transaction in whole or in part at any time.

Foreign Antitrust Approvals

NRG indirectly holds several subsidiaries and participations in Germany. Under the provisions of the German Act against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen, or the “GWB”), notification to the German Federal Cartel Office (“German Cartel Office”) regarding the acquisition of shares of NRG Common Stock pursuant to the Offer must be made if, among other things, certain turnover thresholds are exceeded with the turnover achieved by the German business of NRG and its subsidiaries and participations. These thresholds will be exceeded in the Offer.

The Offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a one-month waiting period commenced by the filing of a notification with respect to the transaction, unless the German Cartel Office gives notice within the one-month waiting period of the initiation of an in-depth investigation. If the German Cartel Office initiates an in-depth investigation, the acquisition of shares under the Offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a four-month waiting period, unless the German Cartel Office notifies Exelon within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated.

Federal Energy Regulatory Commission (“FERC”)

Each of NRG and Exelon has public utility subsidiaries subject to the jurisdiction of FERC under the Federal Power Act. Section 203 of the Federal Power Act requires approval for direct or indirect transfers of control over FERC-jurisdictional facilities and further provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may merge or consolidate with a holding company system that includes a transmitting utility or electric utility company without first having obtained authorization from FERC.

FERC will approve a transaction for which Section 203 approval is requested if it finds that the transaction is consistent with the public interest. FERC has stated in its 1996 utility merger policy statement that, in analyzing a merger under Section 203 of the Federal Power Act, it will evaluate the following criteria:

•	the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the Department of Justice/Federal Trade Commission-Initial Merger Guidelines to determine if a merger will result in an increase in an applicant’s market power;

•	the effect of the merger on the applicants’ FERC jurisdictional ratepayers; and

•	the effect of the merger on state and federal regulation of the applicants.

In addition, as amended by the Energy Power Act of 2005, Section 203 of the Federal Power Act also requires that FERC, before granting approval under Section 203, determine the transaction will not result in the cross-subsidization by public utility subsidiaries of other subsidiaries or improper encumbrances or pledges of utility assets and, if such cross-subsidization or encumbrances were to occur, whether they are in the public interest.

On December 18, 2008, Exelon made its initial filing for approval with FERC. FERC approved Exelon’s application in an order issued May 21, 2009. NRG filed a request for rehearing, or in the alternative, clarification, of FERC’s May 21 order on June 22, 2009. In addition, Public Citizen filed a request for rehearing of the May 21 order. FERC has not ruled on either request at this time.

Nuclear Regulatory Commission (the “NRC”)

Section 184 of the Atomic Energy Act of 1954, as amended, provides that an NRC license may not be transferred or, in any manner disposed of, directly or indirectly, through a transfer of control of any license unless the NRC finds that the transfer complies with the Atomic Energy Act and consents in writing to the transfer. The NRC’s regulations in 10 C.F.R. 50.80 implement the statutory requirement for prior NRC consent to a proposed transfer of control of any license. Therefore, at a minimum, the consummation of the Offer requires NRC’s prior written consent to the indirect transfer of control of NRG’s 44% interest in the South Texas Project Units 1 and 2 and its licensed operator, STP Nuclear Operating Company. Under the standards of 10 C.F.R. 50.80, the NRC will consent to a proposed transfer if it determines that:

•	the proposed transferee is qualified to be the holder of the licenses; and

•	the transfer of the licenses is otherwise consistent with applicable provisions of laws, regulations and orders of the NRC.

Because the objective of the statute and regulations is to allow the NRC to address changes in control before they occur, there is a risk that the NRC will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining NRC approval.

By letter dated January 29, 2009, Exelon made its filing with the NRC for approval of the indirect transfer of NRC licenses for the NRG nuclear stations and, if required, Exelon Generation’s nuclear stations. Exelon has requested NRC approval by September 30, 2009.

State Regulatory Approvals

Public Utility Commission of Texas (the “PUCT”).  The proposed transaction requires prior review and approval by the PUCT. If the PUCT finds that the transaction as proposed would result in the combined company owning and controlling more than 20% of the installed generation capacity located in, or capable of delivering electricity to, the ERCOT power region, the PUCT may condition approval of the transaction on adoption of reasonable modifications to the transaction to mitigate potential market power abuse. Mitigation procedures for exceeding the 20% threshold may be submitted to the PUCT and may include the divestiture of assets or auctioning of capacity. The Texas Public Utility Act requires that the approval be requested at least 120 days before the proposed closing. Because the objective of the statute is to allow the PUCT to address consolidations and market power issues before they occur, there is a risk that the PUCT will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining PUCT approval. On April 30, 2009, the Administrative Law Judge issued an order that deems Exelon’s application sufficient and sets a hearing for approval of Exelon’s application to acquire NRG. The hearing is currently set for October 15, 2009.

Additionally, NRG owns a retail electric provider (“REP”), which was created to sell electricity at retail in the ERCOT competitive retail market solely to its affiliate NRG Texas Power. NRG also closed on the purchased of the retail electric business, which includes several REPs, of RRI Energy, Inc. (formerly Reliant Energy) on May 1, 2009. To provide retail electric service, a REP must obtain certification from the PUCT and transfer of a certificate requires notice to the PUCT.

Finally, NRG currently maintains two nuclear decommissioning trusts related to its ownership interest in the South Texas Project. The PUCT’s Substantive Rules require that prior to the closing of any transaction involving the transfer of nuclear decommissioning trust funds, the collecting utility, the transferor company and the transferee company shall jointly submit for the PUCT’s review the proposed decommissioning funds collection agreements and the proposed agreements with the institutional trustee and investment managers of the decommissioning trusts. The transferee company may also request the transfer of responsibility for administration of the nuclear decommissioning trust funds to the transferee company in a contested case proceeding. The PUCT staff is required to recommend approval, amendment or disapproval of the proposed agreements within 60 days of the receipt of the request for review. If the PUCT staff recommends denial, if the applicants request a hearing, or if the applicants do not file amended agreements incorporating the PUCT’s recommendations, the request shall be docketed as a contested case to approve, modify or reject the agreements. The PUCT will issue an order within 120 days of the initiation of such a contested case proceeding.

Pennsylvania Public Utility Commission (the “PAPUC”).  NRG has two subsidiaries in Pennsylvania that provide steam heating services to the public and that are, therefore, subject to regulation by the PAPUC. One of the subsidiaries also provides PAPUC-regulated chilled water service. Pennsylvania law requires prior PAPUC approval for any transaction by which any person or corporation will acquire control of the facilities of a public utility. Because Exelon will acquire control of NRG’s steam and chilled water facilities, PAPUC approval is required. Under Pennsylvania law, the public utility and the proposed owner must apply and obtain a certificate of public convenience approving the change in control. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience or safety of the public. This standard has been applied by the PAPUC to require that applicants demonstrate that the new owner is technically, legally and financially fit and that the transaction will affirmatively promote the public interest in some substantial way. Because the objective of the statute is to allow the PAPUC to address changes in control before they occur, there is a risk that the PAPUC will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining PAPUC approval, which may require the cooperation of NRG. On February 26, 2009, Exelon made its initial filing for approval with the PAPUC. Hearings on the application are currently scheduled for July 15-17, 2009, but the schedule may be revised in response to Exelon’s modification of its Offer.

California Energy Commission (the “CEC”).  Operation of a thermal electric generation facility with a capacity of greater than 50 MW in California requires a siting certificate to be issued by the CEC. Several of NRG’s California generation facilities require, and possess, such certificates. The CEC has issued an order that indicated that no CEC approval is required in connection with Exelon’s proposed acquisition of NRG. Additionally, 90 days notice of a transfer of generation facilities in California must be provided to the California Public Utilities Commission (“CPUC”), but there is no approval by the CPUC required with respect to NRG’s generation facilities.

NRG also has a subsidiary that owns a steam heating facility in California, which is a utility under California law. The California Public Utilities Code requires CPUC approval before any person shall “merge, acquire, or control either directly or indirectly any public utility . . . .” The CPUC will review the transaction and “take such action as the public interest may require.” Generally, such public interest review will consider whether the acquiror has the financial and technical wherewithal to operate the utility business, and whether customers will be adversely impacted by the transaction, but the CPUC may review the broader transaction. Because the objective of the statute is to allow the CPUC to address changes in control before they occur, there is a risk that the CPUC will determine that Exelon can not proceed with its tender offer or any change of control of the NRG Board without first obtaining CPUC approval, which may require the cooperation of NRG. Transactions subject to the referenced Code provision for which prior approval have not been obtained are “void and of no effect” and the CPUC has imposed monetary penalties in such cases. On February 17, 2009, Exelon submitted to the CPUC an application for authority to acquire indirect control and ownership of NRG Energy Center San Francisco, LLC (Energy Center), an indirect wholly-owned subsidiary of NRG. By letter dated April 2, 2009, the CPUC advised Exelon that the application was accepted as filed on April 2, 2009. A prehearing conference with the CPUC took place on July 2, 2009, which is scheduled to continue on September 16, 2009.

New York State Public Service Commission (the “NYPSC”).  NRG’s portfolio includes five electric plants in New York State, each owned, operated and managed by an affiliated electric corporation. NRG itself is subject to regulation as an electric corporation holding company. NYPSC approval is generally required for certain acquisitions of stock in an electric corporation, and in particular, for the transfer to any stock corporation of more than 10% of the voting capital stock issued by any electric corporation organized or existing under or by virtue of the laws of New York. Although it appears that NRG and its subsidiaries in New York are subject to “reduced scrutiny” and are “lightly regulated utilities,” approvals for such transfers nonetheless are subject to a “public interest” standard which is set forth in the New York Public Service Law. In conducting this review, the NYPSC may examine, among other things, any affiliations with electric market participants that might afford opportunities for the exercise of market power, and consider any other potential detriments to captive ratepayer interests. In recent orders reviewing acquisitions of upstream owners of traditional regulated electric corporations, the NYPSC has applied a positive benefits test. In addition, if full review is necessary, the NYPSC must assess whether the environmental impact of the transfer is significant based upon information provided in a required environmental assessment form. Because the statute requires NYPSC consent prior to the transfer of more than 10% of the voting capital stock in any electric corporation to any stock corporation and provides that any transfer or agreement to transfer any stock in violation of the Public Service Law “shall be void and of no effect,” there is a risk that the NYPSC will not approve the proposed transfer after-the-fact and that the transaction will remain vulnerable to the legal withdrawal of participating parties thereto from the time of transfer up until the point of approval. On December 22, 2008, Exelon made its filing for approval with the NYPSC.

Massachusetts Department of Public Utilities (the “MDPU”).  Massachusetts law require electric generation facilities to obtain siting certificates. On April 3, 2009, Exelon filed a petition requesting that the MDPU issue an advisory opinion confirming that no regulatory approval is required in connection with the proposed acquisition of NRG by Exelon. On June 10, 2009, NRG filed comments in response to the Exelon request seeking clarity as to whether the plain reading of the Massachusetts statute requires the MDPU to review the transaction. In addition, Massachusetts state legislators filed comments in the proceeding stating that the intent of the Massachusetts statute is to review this type of transaction. The MDPU has not yet ruled on Exelon’s request. If the MDPU determines that the Massachusetts statute applies in its entirety, it would require that Exelon’s acquisition of NRG pursuant to the Offer be approved at a meeting by two-thirds of holders of each class of NRG stock entitled to vote.

Other State Approvals.  The Offer and the Second-Step Merger may also be subject to review by the governmental authorities of various other states under the various antitrust and utility regulation laws of those states.

Forward Looking Statements

This Schedule 14D-9 contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule 14D-9, statements containing words such as “projects”, “anticipates”, “plans”, “expects”, “intends”, “estimates” or similar words are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause NRG’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include the factors described under Risks Related to NRG in Part I, Item 1A, of NRG’s Annual Report on Form 10-K, for the year ended December 31, 2007 (it being understood that while certain statements included in the aforementioned section of NRG’s Annual Report on Form 10-K are within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward looking statements made in connection with the Offer, including the forward looking statements contained in this Schedule 14D-9), including the following:

•	General economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

•	Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that NRG may not have adequate insurance to cover losses as a result of such hazards;

•	The effectiveness of NRG’s risk management policies and procedures, and the ability of NRG’s counterparties to satisfy their financial commitments;

•	Counterparties’ collateral demands and other factors affecting NRG’s liquidity position and financial condition;

•	NRG’s ability to operate its businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from its asset-based businesses in relation to its debt and other obligations;

•	NRG’s ability to enter into contracts to sell power and procure fuel on acceptable terms and prices;

•	The liquidity and competitiveness of wholesale markets for energy commodities;

•	Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

•	Price mitigation strategies and other market structures employed by independent system operators, or ISOs, or regional transmission organizations, or RTOs, that result in a failure to adequately compensate NRG’s generation units for all of its costs;

•	NRG’s ability to borrow additional funds and access capital markets, as well as NRG’s substantial indebtedness and the possibility that NRG may incur additional indebtedness going forward;

•	Operating and financial restrictions placed on NRG and its subsidiaries that are contained in the indentures governing NRG’s outstanding notes, in NRG’s senior credit facility, and in debt and other agreements of certain of NRG’s subsidiaries and project affiliates generally;

•	NRG’s ability to implement its RepoweringNRG strategy of developing and building new power generation facilities, including new nuclear units and wind projects;

•	NRG’s ability to implement its econrg strategy of finding ways to meet the challenges of climate change, clean air and protecting our natural resources while taking advantage of business opportunities; and

•	NRG’s ability to achieve its strategy of regularly returning capital to shareholders.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in NRG’s filings with the SEC.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(11)	Excerpts from NRG’s Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders as filed with the SEC on June 16, 2009
(e)(12)	Amended and Restated Employment Agreement, dated as of December 4, 2008, between NRG and David Crane*
(e)(13)	NRG Energy, Inc. Executive Change-in-Control and General Severance Agreement, amended and restated as of December 9, 2008*

*	Incorporated herein by reference to NRG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 12, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.

By:	/s/ Michael R. Bramnick
Name:     Michael R. Bramnick

Title:	Senior Vice President and
General Counsel

Dated: July 8, 2009

Annex A

Executive Officers, Directors and Affiliates of NRG Energy, Inc.

Executive Officers:

Name:	2009 Title:

David Crane	President and Chief Executive Officer
Robert C. Flexon	Executive Vice President and Chief Financial Officer
Jonathan Baliff	Executive Vice President, Strategy
Michael Bramnick	Senior Vice President, General Counsel
Jeffrey M. Baudier	Senior Vice President and Regional President, South Central
Mauricio Gutierrez	Senior Vice President, Commercial Operations
Steve Hoffmann	Senior Vice President and Regional President, West
Kevin T. Howell	Executive Vice President and Regional President, Texas
James Ingoldsby	Vice President and Chief Accounting Officer
Michael Liebelson	Executive Vice President, Low-Carbon Technologies
J. Andrew Murphy	Executive Vice President and Regional President, Northeast Region
John W. Ragan	Executive Vice President and Chief Operating Officer
Denise Wilson	Executive Vice President and Chief Administrative Officer

Directors

Howard E. Cosgrove
Kirbyjon H. Caldwell
John F. Chlebowski
Lawrence S. Coben
David Crane
Stephen L. Cropper
William E. Hantke
Paul W. Hobby
Gerald Luterman
Kathleen McGinty
Anne C. Schaumburg
Herbert H. Tate
Thomas H. Weidemeyer
Walter R. Young